PTP SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2023

PTP SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2023

CONTENTS

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SEC FILE NUMBER
8-67059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PTP Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

604 Cherry Brook RD
(No. and Street)

Canton	CT	06019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Attilio A. Albani, Jr.	203-252-3146	aalbani@ptpllc.inf
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Co., PC
(Name – if individual, state last, first, and middle name)

1500 Main Street	Springfield	MA	'01115
(Address)	(City)	(State)	(Zip Code)

October 14, 2003	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Attilio A. Albani, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PTP Securities, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and Sworn to before me, a Notary Public, in and for County of Hartford and State of Connecticut, this 23 day of February, 2024

Notary Public

My Commission Expires Oct. 31-2026

Notary Public

Signature:

Title: Managing Partner

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WOLF & COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTP Securities, LLC (the "Company") as of December 31, 2023, and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Wolf & Company, P.C.

Boston, Massachusetts
February 28, 2024

PTP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$ 1,511,823
Due from affiliate	3,660
Accounts receivable	6,809,407
Prepaid expenses	10,473
Security deposit	375
TOTAL ASSETS	$ 8,335,738

Liabilities:	
Accounts payable and accrued expenses	$ 201,851
TOTAL LIABILITIES	201,851
Member's Equity	8,133,887
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,335,738

The accompanying notes are an integral part of these financial statements

PTP SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE:	
Success fees	$ 7,111,002
Fee income	410,000
TOTAL REVENUE	7,521,002
EXPENSES:	
Employee compensation and benefits	1,595,683
Professional fees	184,434
Occupancy	6,215
Office and other expenses	72,580
Regulatory fees	53,791
Communication and data processing	5,192
Travel	55,450
TOTAL EXPENSES	1,973,345
OTHER INCOME OR (LOSS)	
Interest income	206,784
TOTAL OTHER INCOME OR (LOSS)	206,784
NET INCOME	$ 5,754,441

PTP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Member's equity - December 31, 2022	$ 7,868,029
Distributions	(5,488,583)
Net income	5,754,441
Member's equity - December 31, 2023	$ 8,133,887

The accompanying notes are an integral part of these financial statements

PTP SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:	
Net income	$ 5,754,441
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	525,049
Prepaid asset	(896)
Accounts payable and accrued expenses	54,707
Net cash provided by operating activities:	6,333,301
Cash flows from financing activities:	
Member withdrawals	(5,488,583)
Net cash used in financing activities	(5,488,583)
Net change in cash	844,718
Cash at December 31, 2022	667,105
Cash at December 31, 2023	$ 1,511,823

The accompanying notes are an integral part of these financial statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

PTP Securities, LLC (the "Company") is incorporated in the state of Connecticut. The Company is headquartered in Stamford, Connecticut. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in private placements to institutional investors in the United States and Canada.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenue from contracts with customers includes private placement fee revenue, retainer fees and reimbursed expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on private placement deals. Revenue for advisory arrangements (success fees) is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. The Company recognizes fees when investors are accepted in a private placement and the private placement fund accepts the investors commitment. The private placement fee revenue is a variable consideration and the constraints are evaluated for each individual contract. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer (fee income). In some circumstances, significant judgement is needed to determine the timing and measure of the progress appropriate for the revenue recognition under a specific contract. Retainers and other fees received from the customers prior to recognizing revenue are reflected as deferred revenue. There was no deferred revenue as of December 31, 2023.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Effective January 1, 2023, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

ASC 326 specifies that the Company adopt the new guidance prospectively by means of cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The company believes there is no impact to opening member's equity upon adoption.

Accounts receivable consists of private placement fee revenue earned from closed transactions due under normal trade terms. Interest income is recorded based on the terms of the agreement. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company individually evaluates accounts receivable for uncollectability once it becomes past due and would record a reserve if required. Management does not believe that an allowance is required as of December 31, 2023

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Property and equipment

Property and other office equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets (three years for equipment and furniture and thirty-nine years for leasehold improvements). Normal repair and maintenance costs are expensed as incurred.Depreciation expense for the year ended December 31, 2023, was $0.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of credit risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2023, the Company had $1,261,823 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $1,309,972 at December 31, 2023, which exceeds required net capital of $13,457 by $1,296,515. The ratio of aggregate indebtedness to net capital at December 31, 2023 was 0.15 to 1.0.

NOTE 4. INCOME TAXES

A limited liability company is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return on a cash basis with Pinnacle Trust Partners, LLC, and its sole member. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Accounting Standards Codification (“ASC”) 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2020 - 2023. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. The Company records interest and penalties as part of office and other expenses. No interest or penalties were recorded for the year ended December 31, 2023.

NOTE 5. PENSION AND PROFIT-SHARING PLANS

The Company sponsors a defined contribution 401k profit sharing plan that covers substantially all of its employees. Company matching contributions are made at the discretion of the member of the Company and are not to exceed 3% of the total compensation paid to eligible participants. In addition to this contribution there is a discretionary profit- sharing contribution. Contributions made to the plan for the year ended December 31, 2023, was $213,078.

NOTE 6. CONCENTRATIONS IN SALES TO CUSTOMERS

During the year ended December 31, 2023, two customers accounted for over 70% of total revenues.

NOTE 7. COMMITMENTS-LEASES

The Company adopted this Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), on January 1, 2019 and recorded a right-of-use assets and lease liabilities on the statement of financial condition. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases.

The ASU requires operating leases be included as Right-of-use ("ROU") assets and lease liabilities recorded in the statement of financial condition. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company determines if an arrangement is a lease at inception. As leases do not provide an implicit rate, the company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company may use an incremental borrowing rate which approximates the U.S. Treasury rate. The company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company may have lease agreements with lease and non-lease components, which are generally accounted for separately. The Company does not elect the practical expedient to account for lease and non-lease components as one lease component, depending on the nature of its lease agreement.

NOTE 7. COMMITMENTS-LEASES (Continued)

There are no leases accounted for under ASC 842 as of December 31, 2023.

The Company entered a one-year lease at 664 Prospect Avenue, Hartford, Connecticut, on April 1, 2023, the commencement of the lease. The Company paid the entire lease obligation on May 18, 2023. The balance of prepaid rent is $1,200 and is included in the Statement of Financial Condition. The minimum monthly lease payment is $400.

NOTE 8. RELATED PARTY TRANSACTIONS

Due from affiliate of $3,660 represents non- interest bearing, unsecured advances from the Company's single member parent company, Pinnacle Trust Partners, LLC. ("PTP LLC") The advances have no stated term and consist of payments of certain life insurance policies owned by PTP LLC.

PTP SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMISSION
DECEMBER 31, 2023

Net Capital	
Total member's equity	$ 8,133,887
Deductions and / or charges:	
Non-allowable assets	6,823,915
Net capital	1,309,972
Minimum net capital requirement (The greater of 5,000 or 6 2/3% of aggegate indebtedness)	13,457
Excess Net Capital	$ 1,296,515
Aggregate indebtedness	$ 201,851
Ratio of aggregate indebtedness to net capital	0.15

There were no material difference between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form 17A-5 as of December 31, 2023.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15C3-3 and files an Exemption Report relying on Footnote 74 of the SEC Release N0. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5, due to the nature of the Company's business activities.

WOLF & COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which PTP Securities, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement arrangements throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to: (1) private placement arrangements; and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Wolf & Company, P.C.

Wolf and Company, P.C.
Boston, Massachusetts
February 28, 2024

PTP SECURITIES, LLC
EXEMPTION REPORT
DECEMBER 31, 2023

PTP Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement arrangements throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal

I Attilio A. Albani, Jr, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

____
Attilio A. Albani, Jr., managing member
February 28, 2024